

W6316 Design Drive
Greenville, WI 54942
P.O. Box 1579
Appleton, WI 54912-1579
Phone: 888-388-3224
Fax: 888-388-6344
www.schoolspecialty.com

David G. Gomach
Executive Vice President
Chief Financial Officer

920-882-5854 direct
920-882-5863 fax

Science

Reading & Literacy

Life Skills

Physical Education & Health

Special Learning Needs

Arts Education

Early Childhood

Media

Furniture & Equipment

School Supplies

School Smart™

December 8, 2006

Mr. Michael Moran
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re: **School Specialty, Inc.**
     Form 10-K fiscal year end April 29, 2006
     Filed July 12, 2006
     File No. 000-24385

Dear Mr. Moran:

School Specialty, Inc ("the Company") has received the Securities and Exchange Commission's ("SEC") comments dated December 6, 2006 regarding the Company's Form 10-K dated April 29, 2006. The Company intends to provide a complete and thorough response to the SEC's questions.

Due to Company travel schedules and the upcoming holidays, the Company intends to provide a response on or before January 15, 2007. This letter confirms the conversation on December 8, 2006 between the Company and Scott Stringer, SEC Staff Accountant, whereby the SEC agreed to the January 15, 2007 filing date.

Sincerely,

David G. Gomach
EVP / CFO

cc: James Stuart, Deloitte & Touche, LLP
     Dennis Connolly, Godfrey & Kahn, S.C.
     David Vander Zanden, CEO